                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.   20549

                                   FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended September 30, 1994
             OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from _______________ to _________________
Commission file number __________________.

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Magnetics Corporation Employee Stock Purchase Plan (the "Plan")

       B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         Applied Magnetics Corporation
                         75 Robin Hill Road
                         Goleta,  California  93117


Financial Statements                                            Page
- - --------------------                                            ----

       Report of Independent Public Accountants                    3


       Statements of Financial Condition -
       September 30, 1994 and 1993                                 4

       Statements of Changes in Plan Equity for the
       years ended September 30, 1994, 1993 and 1992               5

       Notes to Financial Statements, September 30, 1994           6


       Schedules are not submitted because they are not applicable or not required or because the required information is included elsewhere in the financial statements or notes thereto .

SIGNATURES
- - ----------

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                   APPLIED MAGNETICS CORPORATION
                                                   EMPLOYEE STOCK PURCHASE PLAN


Date:  December 22, 1994                           By:/s/Mayellen Banister
                                                      --------------------
                                                      Mayellen Banister
                                                      Committee Member




Date:  December 22, 1994                           By:/s/Raymond P. Le Blanc
                                                      ----------------------
                                                      Raymond P. Le Blanc
                                                      Committee Member

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To the Employee Stock Purchase Plan Committee of the Applied
       Magnetics Corporation Employee Stock Purchase Plan:


       We have audited the accompanying statements of financial condition of the APPLIED MAGNETICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN (the"Plan") as of September 30, 1994 and 1993, and the related statements of changes in plan equity for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 30, 1994 and 1993, and the changes in Plan equity for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.



                              ARTHUR ANDERSEN LLP



Los Angeles, California
December 22, 1994

                        APPLIED  MAGNETICS  CORPORATION
                        EMPLOYEE  STOCK  PURCHASE  PLAN

                     STATEMENTS  OF  FINANCIAL  CONDITION


                                                  September 30,
                                            ------------------------
ASSETS                                      1994                1993
- - ------                                      ----                ----

Investments in common stock of
  Applied Magnetics Corporation,
  at market value (cost of $796,784
  in 1994 and $1,207,525 in 1993)       $ 441,311           $ 887,514

Cash                                            5                   5

Contributions due from participants        18,769              27,961
                                        ---------            --------
                                        $ 460,085           $ 915,480
                                        =========            ========



LIABILITIES AND PLAN EQUITY
- - ---------------------------

Excess contributions from
  Applied Magnetics Corporation
  at market value (cost of $236,486
  in 1994 and $335,326 in 1993)         $ 115,938           $ 243,877

Plan equity                               344,147             671,603
                                        ---------            --------
                                        $ 460,085            $915,480
                                        =========            ========

The accompanying Notes to Financial Statements are an integral part of these statements.

                         APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                     STATEMENTS OF CHANGES IN PLAN EQUITY



                                              For The Years Ended September 30,
                                       ----------------------------------------------

                                       1994                1993                1992
                                       ----                ----                ----

Contributions from participants     $ 283,365           $ 317,490           $ 370,811

Contributions from Applied
  Magnetics Corporation, net           64,124              89,401              83,407

Distributions to participants        (635,167)           (736,372)           (459,739)

Change in unrealized depreciation
  of investments, net                 (39,778)             62,427             (10,965)
                                     ---------           ---------           ---------

Decrease in plan equity              (327,456)           (267,054)            (16,486)

Plan equity, beginning of year        671,603             938,657             955,143
                                     ---------           ---------           ---------

Plan equity, end of year            $ 344,147           $ 671,603           $ 938,657
                                    ==========          ==========          ==========

The accompanying Notes to Financial Statements are an integral part of these statements.

                         APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS
                              September 30, 1994



Note 1.      Description
             -----------

        The Applied Magnetics Corporation Employee Stock Purchase Plan (The "Plan") was established by Applied Magnetics Corporation (the "Company") on November 2, 1979, and is offered to employees of Applied Magnetics Corporation and certain of its subsidiaries. The Plan is administered by an Employee Stock Purchase Plan Committee (the "Committee") consisting of two members appointed by the Board of Directors of the Company. All expenses of the Plan are paid by the Company.

        Participation in the Plan is entirely voluntary and open to each full-time employee 18 years of age or older who has been with the Company or participating subsidiaries for at least six full months of continuous employment. Each participating employee must contribute a minimum of 2 percent of his or her compensation and may also make voluntary contributions up to a maximum of an additional 4 percent of their compensation depending on the length of service with the Company.

        The Company contributes shares of its common stock and/or cash equal in aggregate value to one-third of the value of the common stock purchased with the participants' total contributions. At September 30, 1994, the Company had contributed shares in excess of the amount required by the Plan. These excess shares were shown in the accompanying Statements of Financial Condition as "Excess contributions from Applied Magnetics Corporation" and have been stated at market value.


Note 2.      Plan Vesting
             ------------

        All voluntary contributions are 100 percent vested and nonforfeitable. Company contributions will become 100 percent vested and nonforfeitable upon the earliest occurrence of: (1) the termination of the Plan, (2) the termination of the participant's employment with the Company on or after the attainment of age 65, (3) the termination of the participant's employment with the Company by reason of the participant's death, total disability or layoff (as defined), (4) the termination of the participant's employment with the Company on or after the attainment of age 55 and the completion of a minimum of 15 years of service with the Company, and when the age and years of service sum to 75 years or greater, or (5) the February 1, immediately following the expiration of two years from the end of the Plan year in which the contributions were made. At September 30, 1994, unvested Company contributions had a market value of $114,463 which was included in "Investments in common stock of Applied Magnetics Corporation" in the accompanying Statements of Financial Condition. Amounts shown as "Contributions from Applied Magnetics Corporation, net" in the accompanying Statements of Changes in Plan Equity are net of forfeitures. Forfeitures for fiscal years 1994, 1993 and 1992 were $30,332, $16,429 and $40,197, respectively.

Note 3.      Investments
             -----------

        Robertson Stephens & Company has been retained by the Committee to act as custodian over the assets of the Plan. All investments must be made in the Company's common stock and consisted of 100,871 and 129,093 shares at September 30, 1994 and 1993, respectively. The closing sales prices of the Company's common stock on the New York Stock Exchange on September 30, 1994 and December 22, 1994, were $4.375 and $3.125, respectively.

Note 4.      Participant Withdrawals and Distributions
             -----------------------------------------

        Withdrawals and distributions allocated to accounts of participants who have withdrawn from participation in the equity of the Plan as of September 30, 1994, but have not received such amounts until October, 1994 are not reflected in liabilities and are included in "Plan equity" at September 30, 1994. Withdrawals and distributions included in "Plan equity" as of September 30 are as follows:

                                                      1994           1993
                                                      ----           ----

        Payable to withdrawing participants           $796          $110,344
                                                      ====          ========


Note 5.      Unrealized Depreciation of Investments
             --------------------------------------

        Unrealized depreciation included in investments for the years ended September 30, 1994, 1993 and 1992 were as follows:


                                       1994           1993           1992
                                       ----           ----           ----
Balance, beginning of year          $(320,011)     $(265,182)     $(291,671)
Change in unrealized
  depreciation                        (35,462)       (54,829)        26,489
                                     ---------      ---------      ---------
Balance, end of year                $(355,473)     $(320,011)     $(265,182)
                                    ==========     ==========     ==========

The amounts shown as "Change in unrealized depreciation of investments, net" in the accompanying Statements of Changes in Plan Equity are primarily comprised of the "Change in unrealized depreciation " of investments shown above, net of the change in unrealized appreciation (depreciation) of the shares represented by the amounts shown as excess contributions from Applied Magnetics Corporation in the accompanying Statements of Financial Condition and net of the difference between the previous year-end market value of the Company's common stock and the market value at the date of request for withdrawal for distribution to participants.


Note 6.      Federal Income Tax Status
             -------------------------

        The Company has received a private letter ruling from the Internal Revenue Service with regard to the Federal income tax consequences of the Plan. In accordance with this letter and Section 83 of the Internal Revenue Code of 1986, as amended, Company contributions generally become taxable to participants on the date they vest in an amount equal to the market value of the stock which vests on such date, unless certain elections are made.

        There is no taxable income associated with the Plan, and no income taxes have been provided for in the accompanying financial statements.